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                              April 9, 2021

       Jorge de Pablo
       Chief Executive Officer
       Enphys Acquisition Corp.
       216 East 45th Street
       13th Floor
       New York, NY 10017

                                                        Re: Enphys Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 11,
2021
                                                            CIK No. 0001850502

       Dear Mr. de Pablo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 11, 2021

       Limited payments to insiders, page 28

   1.                                                   We note your statement
on page 28 that there will be "no finder   s fees, reimbursements or
                                                        cash payments" made by
you to your sponsor, directors or officers, or any of their
                                                        affiliates other than
what appears in the bullet points on page 28. Please revise to clarify how you distinguish
between activities traditionally compensated as finders fees from the reimbursement in the
carve-out bullet point for "identifying, investigating, negotiating and completing an initial
business combination."
 Jorge de Pablo
FirstName   LastNameJorge
Enphys Acquisition   Corp. de Pablo
Comapany
April       NameEnphys Acquisition Corp.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
       Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jason McCaffrey